INVEST IN **CLEARINGBID**

Opens IPO investing to everyone

LEAD INVESTOR ⌄

 **Timothy Pettee**

I am excited to invest in ClearingBid, a startup that is completely reinventing the IPO process making it accessible, transparent and fair. ClearingBid is a disrupter whose mission is to recast the IPO syndicate process which is mired in dated processes and technology. ClearingBid is a game changer for VC's, and investment banks. It is a game changer for issuers who can benefit from a broader investor base and a more robust valuation. It is a game changer for investors everywhere who can benefit from access to offerings not previously available to them. Founder Matt Venturi has deep experience in the offering process and has assembled a team I am confident can see the ClearingBid vision to fruition.

Invested $25,000 this round & $250,000 previously

clearingbid.com   San Francisco CA   in

Highlights

1. IPOs are a huge business ($20 billion in fees in 2021) and the process is highly antiquated.

2. Retail investors are almost always excluded from participating in IPOs. Our model fixes that.

3. ClearingBid makes investing in an IPO as easy as investing in a public stock is today.

4. Only approach in the market that can allow all investors to invest in IPOs the 1st day of pricing.

5. $6M capital raised to date from insiders, industry executives and angels.

6. Powered with a proprietary pricing engine designed by world-renowned exchange technology architect.

7. Drives true market pricing, the way we believe all companies will go public in the future.

Our Team



Matt Venturi CEO & Founder

Previously Managing Director of Investment Banking at Houlihan Lokey, MD at Salomon Smith Barney, Merrill Lynch.



Roland Tibell CTO

President of OMX when it was acquired by NASDAQ; President of OM Exchange

President of OMX when it was acquired by NASDAQ; President of OM Exchange Systems; CIO of Stockholm Stock Exchange.



Kayle N Watson Head of Operations & Biz Dev

Previously Director ETF Institutional Distribution @ Blackrock; Equity Sales & Syndicate Distribution @ Guggenheim; Managing Director Institutional Equity Sales @ Bear Stearns



Tor Soderquist Head of IT & Exchange Technology

Director Service Management @ NASDAQ OMX; Service Manager @ OMX Technology.



Margaret Ruschmann Head of Content & Social Media

Equity Analyst & Portfolio Manager @ US Trust; Equity Analyst & Assis. Portfolio Mgr. @ J&W Seligman; Equity Analyst @ Salomon Smith Barney.



Ed Scanlon Chief Compliance Officer

Business Development @ Walleye Trading; Equity Derivatives Trader @ The Vertical Group; Options Broker @ Chapdeliane & Company.



Arne Kastner Associate

Equity Capital Markets @ Commerzbank; Volkswagen Financial Services.

Allowing everyone to participate in IPOs

The Problem - The IPO is Broken

The Initial Public Offering (IPO) process is broken.

Every year, the most innovative companies in the world go public, with tens of billions of dollars changing hands through a process invented over a century ago.

The main problem is access and transparency. IPO investing is only available to a handful of large institutions and banks. The pricing is based on the company's financials, market conditions and expected demand, but in the end, the final price is decided in a "black box."


The Process Is Outdated
clearingbid
The system was designed 100+ years ago, and makes no sense in the 21st century
Traditional IPO
IPOs commonly mispriced
Leaves out the average Retail Investor
Favors large institutional investors

Current pricing doesn't reflect actual market demand.

The actual IPO pricing doesn't happen when a company lists on a stock exchange...

... it happens the night before, when the company sells most of its shares to a handful of large, preferred investors.

As a result of inaccurate pricing and privileged access, when the company's stock begins trading, it can ***POP 100% or more***! This favors the institutions over the company and retail investors.

IPOs Favor Institutions



Advantages _Institutional Investors_...

who bought the stock from the company the day before at the IPO price



Disadvantages the _Company_, _Employees_, and _Early VC Investors_...

who sold their stock to institutional investors the day before, typically at a lower price

Just look at the Airbnb IPO to see how crazy this is:

When Airbnb went public in December 2020, the IPO was priced at $68 per share. When trading began, Airbnb's stock popped 115% to $146!

$146!

That pop, from $68 to $146, represents billions of dollars left on the table by Airbnb's founders, employees and early investors, with retail investors having to pay a much higher price while also being shut out of the upside opportunity.

Airbnb IPO – Less Capital Raised & Retail Shut Out



 Retail investors 1st buying opportunity at $146, 115% above the IPO price

 1st

 $4.0B of value



Public Trade $146

transferred to preferred institutional investors

IPO Price $68

◄ More accurate pricing could have raised more funds for ABNB & lowered cost of capital



Net Proceeds to ABNB $3.5B

Total Possible Value $7.5B

The Solution Is ClearingBid

ClearingBid - IPO Investing for Everyone!

We're creating the new way for companies to go public.

Our network allows any individual or institutional investor to participate in the IPO process. ClearingBid's objective algorithm fairly prices shares based on true market demand. And allocations are made to everyone whose orders are at or above the IPO price <u>at</u> the IPO price. No one is favored based on their size, relationships or history. Your money is just as green as the world's biggest hedge funds.

ClearingBid's Network





1. Just like today, the issuing company chooses the underwriter(s) that it wants to lead its IPO

 2. Each participating broker can seamlessly put in orders, just like when a stock is already trading publicly

 3. Each and every investor's order is recognized

 4. If your order is at the right price ("in the money"), you get some new stock no matter if you're a big or small investor

 5. This results in the broadest, potential investor participation

 6. And ClearingBid's proprietary pricing algorithms help to achieve the optimal pricing - for all parties, not just a select few

It's a true democratization of Initial Public Offerings.

With ClearingBid, the price of the IPO is based on the real-time demand for a company's stock, which is visible for everyone to see. This means the final IPO price ClearingBid arrives at is typically more favorable to founders, employees and existing investors of the company going public.

This also means that new investors can have the opportunity to buy, own and hold shares in companies they know and love from the first trade out!

A Better IPO Process

 clearingbid

Current (broken!) IPO Process

EXCLUSIVE	Opportunities to invest restricted to a handful of large asset managers
INACCURATE PRICING	Founders, employees & VCs often hurt by huge IPO "Pop"
OPAQUE	Investor demand is "behind closed doors"

ClearingBid Process

OPEN	Anyone can now invest in IPOs
FAIR PRICING	Auction-based pricing results in much more accurate IPO price
TRANSPARENT	Investor demand is publicly visible, leading to a fairer process

  

In a world where individual investors can use their phone to buy stocks of public companies or shares of private companies, it's time to modernize the IPO.

If we started from scratch, and designed the perfect IPO process for the modern world, we believe the result would be ClearingBid.



"If you could start over and design the IPO process from the ground up, with today's technology, ClearingBid is where you would come out."

Tim Pettee, ClearingBid Board Member
Former Chief Investment Officer of Sun America

ClearingBid's Network

Investors browse through companies planning an IPO on the ClearingBid website.

Our offering pages are where you can see available IPOs to invest in including forthcoming, current and closed offering results.

Offerings

Search | STOCK X | UPCOMING X | OPEN X | CLOSED X

xyz bioscience
Ticker XYZB
Exchange NYSE
Industry Biotechnology
STOCK

| S-1 Filed | Bidding Opens |
| 05/05/2023 | 05/09/2023 |

Coming Soon!
Subscribe to receive updates on this offering, including start of bidding and

Runners Blend
Ticker RUNB
Exchange NYSE
Industry Beverage & Tobacco
STOCK

Priority 2 ends in	Closing Date
7H: 56M: 11S	05/04/2023
Current Cprice	Shares Offered
$26.00	4,166,667

$26.00

Green Light & ...
Ticker GLIE
Exchange NYSE
Industry Renewable Energy
STOCK

IPO Complete	IPO Price
04/28/2023	$22.00
CPrice	Shares Offered
$24.50	5,000,000

Priority Fill



If you're interested in an IPO, click on its offering page to open a treasure trove of data.

The offering page includes the prospectus, virtual roadshow, independent third-party insights and analysis, and more, so that investors can be fully informed on the opportunity.

You can see the IPO filing range, the clearing price in real-time, deadlines to place your orders, and more.

clearingbid

Runners Blend

Ticker RUNB
Exchange NYSE
Industry Beverage & Tobacco

STOCK

My Broker

Current Cprice $24.50

Closing Date 06/07/2023

Filling Range
$22 - $26

Priority Deadlines

1	2	3
Jun 5	Jun 6	Jun 7

Shares Offered
5,000,000

Secondary Shares
-

Cprice $-Volume
$122,742,991

Cprice Orders
2,074

FILING RANGE

Cprice $24.50

Price $25.00
Volume $119,343,450
Orders 1,829



If investors want to get in on an IPO, they can place their orders through whatever method they currently use to buy stocks, whether that's with a broker or an online trading platform.

As bids come in, the lead manager is able to view the full order book in real-time, to more accurately price the IPO in the end.

IPO orders come in real-time



Note: an IPO order process would not move this quickly; it's sped up so you get the idea.

And this is a key part of ClearingBid's magic.

The lead underwriter can observe the true investor demand in the master order book but still have the ability to set the final IPO price. This means they can price at the market clearing price (Cprice), or slightly below to assure there's positive momentum when public trading begins. As a result, investors get a fair price from the outset and the issuer doesn't leave a lot of money on the table.

It's the best of the existing IPO world married with modern technology.

Everyone Wins With ClearingBid

clearingbid

COMPANY

- Less money left on the table
- Broadest potential investor reach
- Greater pricing transparency
- Ability to size and price with greater certainty

LEAD MANAGER

- More offerings and more underwriting fees
- Ability to reach more investors with each deal
- Streamline processing and order execution
- Decrease underwriting capital risk exposure

INVESTOR

- Access to buying IPOs and new issues
- No commissions
- Easy access to all offering materials and pricing
- Self-directed or managed accounts

BROKER-DEALER / RIA

- Participation in IPOs and new issues
- Increase revenues and potential commissions
- Increase assets under management (AUM)
- Client origination and retention

How We Make Money

Our business model is simple. When a company goes public using ClearingBid, we take a small percentage of the offering proceeds, similar to a toll fee, to operate with our network.




ClearingBid Fee
Other Transaction Fees

Transaction Fees Include

- Selling Concessions
- Management Fee
- Underwriting Fee
- ClearingBid

It's a $20Bn+ Market Opportunity

Our first markets - Equity IPOs and Corporate Debt - represent $20 billion+ in transaction fees per year.

Illustrated below, equity IPO fees peaked at $22 billion in 2021. Since then, the IPO window has substantially shut with many companies waiting for overall conditions to improve. This has created a pipeline of IPOs making now, we believe, the perfect time to launch ClearingBid in anticipation of this pent-up demand.

We expect IPOs to bounce back to pre-pandemic levels in the coming years, i.e., with transaction fees on equity offerings averaging at least $10 billion per year, and transaction fees on corporate debt offerings representing a similar amount – i.e., at least $10 billion per year.

So, our total market size to generate fees from – just for our initial target markets of equity IPOs and corporate debt – is $20 billion plus in transaction fees per year.

Market Opportunity

clearingbid



In 2021, transaction fees on IPOs peaked at $22 billion.

Due to the market downturn, IPO activity is temporarily slow...

...But assuming it returns to pre-pandemic levels, transaction fees represent $10 billion+ each year.

With fees on corporate debt transactions representing a similar size market.

For a combined market size of $20 billion+ per year.

Source: SIFMA

We've Got An Exciting Roadmap

Although we're initially focused on IPOs and corporate debt for Phase 1, our product development plan includes a range of asset classes and securities offerings, including:

- Munis

- CLOs

- Federal Agencies

- Project Financings

- Distressed Assets

- Private Lending

Product Development Timeline



ClearingBid's Network works with many security issues



To date, we've raised $6M which has been used to fully build out the ClearingBid technology and address our regulatory requirements as a registered broker-dealer.

Having recently completed our second FINRA review, we are continuing to expand our team of professionals while preparing to launch our first public offerings in 4Q23.







Clearing & settlement testing.
Complete onboarding documents.
Form S-1 disclosures.

Regulatory approval.
Firm build out ramps up.
Launch formal marketing
campaign.

First deal launches on
ClearingBid network

Feb   **Jun**   **Sep**

Apr   **Jul**   **Nov**

Begin platform build out for
fixed income market.
Conduct test trades with B-Ds

Launch crowdfunding offering.
Additional key hires.

First issuer mandate.
Platform build for fixed
income market.

Note: the above slide contains future milestones which cannot be guaranteed.

We've Assembled an All-Star Team

Our team of veteran Wall Street professionals has significant experience in investment banking, research, capital markets and exchange technology architecture.

The Team





Matt Venturi
CEO & Founder

Houlihan Lokey, Managing Director IB
Salomon Smith Barney, Managing Director
Merrill Lynch, Syndicate, Sales & Trading

Roland Tibell
Chief Technology Officer

OMX (US), President
OM Exchange Systems, President
Stockholm Stock Exchange, CIO



Kayle Watson
Head of Ops & BD

BlackRock, Director ETF Institutional Distribution
Guggenheim, Equity Sales & Syndicate Distribution
Bear Stearns, Managing Director Inst. Equity Sales

Margaret Ruschmann
VP Marketing

US Trust, Equity Analyst & Portfolio Manager
J&W Seligman, Equity Analyst & Assis. Portfolio Mgr.
Salomon Smith Barney, Equity Analyst



Tor Soderquist
Head of IT & Exchange



Ed Scanlon
Chief Compliance Officer







Technology

NASDAQ OMX, Director Service Management
OMX Technology, Service Manager



Walleye Trading, *Business Development*
The Vertical Group, *Equity Derivatives Trader*
Chapdeliane & Company, *Options Broker*



Arne Kastner
Associate

Commerzbank, Equity Capital Markets
Volkswagen Financial Services, Insurance



Ambassador John Bohn
Board Chair

Renewable Energy Trust, Chairman & CEO
Moody's Investor Service, President & CEO
Export Import Bank, Chairman & CEO



Tim Pettee
Board Member

SunAmerica, Chief Investment Officer
Victory Funds, Advisory Trustee
US Trust & Alliance Capital Management, Director of Research









Houlihan Lokey
charles SCHWAB
EXPORT-IMPORT BANK OF THE UNITED STATES
Merrill Lynch
MOODY'S
NASDAQ OMX
SALOMON SMITH BARNEY
BlackRock

Join Us!

The IPO market is massive. And the process is broken.

We're intent on fixing it and creating a new standard for how every company goes public.

We're passionate about democratizing the IPO process, so that retail investors are treated fairly and get to participate alongside large institutional investors.

So we couldn't think of a better way to raise capital than by opening this round up to investors like you.

If you have any questions, please feel free to email us at: ***investors@clearingbid.com***, or ask a question in the "ASK A QUESTION" tab above.

- The ClearingBid Team